UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-30838
InfoVista S.A.
(Exact name of registrant as specified in its charter)
6 rue de la Terre de Feu
91940 Les Ulis, France
011-33-1-64-86-79-00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares, nominal value €0.54 per share
American Depositary Shares,
each representing one ordinary share par value €0.54 per share
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A.	InfoVista S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or section 15(d) of the Exchange Act on July 7, 2000.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and the Company has filed at least one annual report under section 13(a).
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”) on February 13, 2001.
Item 3. Foreign Listing and Primary Trading Market
A.	The primary trading market for the Company’s securities is in France, where the Company’s ordinary shares are listed on Euronext.

B.	The initial date of listing of the Company’s ordinary shares on Euronext was July 7, 2000.

The Company has maintained a listing of its ordinary shares on Euronext for at least the 12 months preceding the filing of this Form.

C.	The percentage of average daily trading volume in the Company’s ordinary shares in France amounted to 99.50% of the worldwide trading volume for the 12-month period ending April 30, 2007.
Item 4. Comparative Trading Volume Data
A.	The recent 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from May 1, 2006, to April 30, 2007.

B.	For the same recent 12-month period, the average daily trading volume of the securities that are the subject of this Form was 211 shares per day in the United States, and 42,294 shares per day on a worldwide basis

C.	For the same recent 12-month period, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was 0.50%.

D.	The Company delisted the subject class of securities from the NASDAQ Global Market on February 20, 2007.

As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 0.92%.

E.	The Company terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities on April 5, 2007.

As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 0.64%.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 were the NASDAQ Global Market and Euronext.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.	The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act or both was the date hereof.

B.	The means of publication used to disseminate the notice in the United States was the PR newswire.
A copy of the notice is attached to this Form 15F as Exhibit 1.
Item 8. Prior Form 15 Filers
Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
The address of the Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.infovista.com.
Item 10. Exhibits
1.	Press release announcing the Company’s intention to terminate its duty to file reports.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of the Company’s subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the Company used for purposes of Rule 12h-6(a)(4)(i);

(2)	The Company’s subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	The Company otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, InfoVista S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file report under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Philippe Ozanian Name: Philippe Ozanian

Title: President & Chief Financial Officer
Date: June 25, 2007